PRESS RELEASE

Aya Gold & Silver Releases its 2025 Sustainability Report

Montreal, Quebec, June 4, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Company”) is pleased to announce the publication of its 2025 Sustainability Report for the year ended December 31, 2025. The report outlines the Company’s approach to environmental, social, and governance (ESG) management and highlights progress against key sustainability priorities and targets.
Highlights
Environment
•Achieved meaningful improvements in water efficiency, with the ratio of freshwater use relative to recycled water from the tailings storage facility improving to 0.2 m³ per tonne of ore processed, compared to 0.4 m³ per tonne at the beginning of the year. GHG emissions intensity per thousand tonnes of ore processed declined to 22.06 in 2025 from 30.09 in the prior year, reflecting improved operational efficiency and increased access to renewable electricity supply. The Company also advanced initiatives to reduce water and energy consumption, including the installation of anti-evaporation measures.
Social
•Contributed approximately $1 million, representing 1.4% of net income before taxes, toward community initiatives focused on livelihood programs, education, and skills development in host communities. During the year, Aya also increased employee training hours by approximately 26% compared to 2024.
Governance
•Integrated ESG and climate performance indicators into executive short-term incentive compensation (20%); increased the representation of women across the workforce and senior management; and improved ESG ratings from external agencies, reflecting continued progress in sustainability performance and disclosure.

“Our 2025 Sustainability Report reflects our belief that operational growth can be achieved responsibly,” said Benoit La Salle, President & CEO. “During the year, we advanced initiatives to support local communities through livelihood programs, education, and skills development designed to foster long-term economic opportunity. As our operations continue to grow, we remain focused on operating safely, efficiently, and sustainably, while strengthening accountability and reducing energy and water consumption.”

Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
The 2025 Sustainability Report has been prepared with reference to the 2021 Global Reporting Initiative (GRI) Standards, including application of the 2024 Mining Sector Standard, and references the Sustainability Accounting Standards Board (SASB) Metals and Mining Standard.
The 2025 Sustainability Report is available on the Company’s website.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Company has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a sizable mineralized footprint, and potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact
Benoit La Salle, FCPA, MBA
President & CEO
benoit.lasalle@ayagoldsilver.com

Alex Ball
VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Company’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”,

“objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: Aya’s ESG commitments, strategy, targets and objectives, and its capacity to achieve same; operational growth being achievable responsibly; the Company remaining focused on operating safely, efficiently, and sustainably, while strengthening accountability and reducing energy and water consumption; continued commitment to delivering sustainable value for shareholders, employees and host communities; the completion of the feasibility study and timing thereof; and the potential for growth, development and discovery of the Company's mining assets.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include without limitation, assumptions regarding the continued applicability and stability of the ESG frameworks, standards and voluntary commitments to which the Company adheres; the reliability and consistency of methodologies used to measure and report ESG metrics, including energy consumption, water usage, greenhouse gas emissions and safety performance; the maintenance of positive relationships with local communities, host governments and other stakeholders in Morocco and other jurisdictions in which the Company operates; the availability of qualified personnel and contractors with the expertise necessary to implement the Company's sustainability strategy and achieve its ESG targets; the continued availability of capital, resources and organizational capacity required to implement the Company's sustainability strategy; the timing, extent and duration of the Company's development and operational activities, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the timing for completion of the updated preliminary economic assessment and feasibility study for Boumadine; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations, growth prospects and ESG objectives. Some of the risks the Company faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: Aya’s ability to execute plans relating to its Zgounder Project and Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); restrictions on mining in the jurisdictions in which Aya operates; change of laws and regulations governing Aya's operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous people and human rights; the Company’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on Aya's operations; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain and renew necessary permits and licenses; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; risks related to the execution of Aya’s growth strategy; Aya’s ability to obtain and maintain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; unforeseen expenses; public health crises; climate change; climate risks; weather disruptions; general economic conditions; public company obligations; policies and legislation; force majeure; changes in technology; the inherent risks involved in exploration and development of mineral properties; risks related to the ability to achieve the Company's sustainability and climate change strategy, targets and commitments; the risk that the Company's ESG disclosures are not perceived as adequately reflecting the Company's ESG performance, commitments and progress; the risk that ESG ratings agencies assess the Company's performance differently from management's assessment; the risk that suppliers or contractors do not meet the Company's ESG standards; and other risks described in the Company’s documents filed with Canadian and U.S. securities regulatory authorities.
In addition, readers are directed to carefully review the detailed risk discussion in the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Company’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Company qualifies all of its forward-looking statements by these cautionary statements.